Exhibit 12.1

American Honda Finance Corporation and Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges

(U.S. dollars in millions)

	Years ended March 31,
	2016	2015	2014
Earnings
Consolidated income before provision for income taxes	$1,458	$1,552	$1,445
Fixed Charges	595	584	641
Earnings	$2,053	$2,136	$2,086
Fixed Charges
Interest expense	$592	$580	$637
Interest portion of rental expense (1)	3	4	4
Total fixed charges	$595	$584	$641
Ratio of earnings to fixed charges	3.45x	3.66x	3.25x

(1)	One-third of all rental expense is deemed to be interest.